INSERT B-Scudder Institutional Funds N-SAR

Item 77M - On May 16, 2003, Equity 500 Index Fund-Investment
(Scudder Advisor Funds III) merged with Equity 500 Index Fund -
Premier. The shareholders of Equity 500 Index Fund-Investment approved the merger on April 14, 2003.

C\TEMP\Exhibits - BT Institutional Funds.doc